                                                                    Exhibit 99.1


                   PHOENIX INTERNATIONAL STREAMLINES GLOBAL
                         CLINICAL RESEARCH OPERATIONS

         Dr. Susan Thornton to head up worldwide Phase II-IV Business

Montreal, February 22, 2000 - Phoenix International Life Sciences Inc. (NASDAQ:
PHXI; TSE: PHX), one of the world's leading contract research organizations, today announced the consolidation of all worldwide clinical research activities into one business unit. The Global Clinical Research (Phase II-IV) unit will operate under the direction of Dr. Susan Thornton, currently Head of Clinical Research, Americas. This consolidation is being undertaken in response to the increased focus of the pharmaceutical industry on global drug development.

"This initiative supports our ongoing focus to improve the operating efficiency and performance of our global Phase II-IV operations," stated Ian Lennox, CEO, Phoenix International. Mr. Lennox added, "Dr. Thornton has the expertise and leadership experience to drive the growth and development of our worldwide Clinical Research operations."

Prior to joining Phoenix International, Dr. Thornton held various positions in drug development and licensing at SmithKline-Beecham and Merck. Since 1992, Dr. Thornton has played a key role in the growth of the clinical research business for IBRD-Rostrum Global and subsequently Phoenix International. In 1998, she was appointed President and COO for Phoenix International's Phase II-IV Clinical Research business.

About Phoenix International

Phoenix International is one of the world's leading contract research organizations. The Company is a global leader in early stage pharmaceutical development and has a growing presence in late stage pharmaceutical development. Headquartered in Montreal, Quebec, the Company employs over 2,000 people in 19 countries around the world. Phoenix International is on the worldwide web at www.pils.com.

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

FOR MORE INFORMATION, PLEASE CONTACT:

MEDIA:
RICHARD GAREAU
Director of Communications
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033, extension 4638
E-mail: richard.gareau@pils.com

ANALYST CONTACT:
DAVID MOSZKOWSKI, C.A.
Senior Vice President and Chief Financial Officer
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: david.moszkowski@pils.com